UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 20, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 20 March 2014 - Today, Novo Nordisk A/S held its Annual General Meeting, at which the following were adopted:

Financial year 2013 and 2014

•	The Company’s audited Annual Report 2013.
•	The remuneration of the Board of Directors for 2013 and the level for 2014.
•	Distribution of profit according to the adopted Annual Report 2013. The dividend will be DKK 4.50 per A and B share of DKK 0.20.

Elections

•	Re-election of Göran Ando as chairman and Jeppe Christiansen as vice chairman of the Board of Directors.
•	Re-election of Bruno Angelici, Liz Hewitt, Thomas Paul Koestler and Hannu Ryöppönen as members of the Board of Directors.
•	Election of Helge Lund as new member of the Board of Directors.
•	Re-election of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital

•
Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B shares are reduced by DKK 20,000,000 from DKK 442,512,800 to DKK 422,512,800.

•
Authorisation to the Board of Directors until the next Annual General Meeting to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.

Other

•	Donation to the World Diabetes Foundation (WDF) of an amount up to a total of DKK 654 million to be granted from the financial year 2015 through to the financial year 2024.
•	Amendments to the Articles of Association allowing Annual Reports, General Meetings and related documents to be in English.
•	Approval of revised Remuneration Principles.

Proposals from a shareholder were not adopted.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com Company announcement No 17 / 2014	CVR no: 24 25 67 90

Composition of the Board of Directors and its committees

In February 2014, Novo Nordisk employees in Denmark elected four board members for a period of four years: Liselotte Hyveled, Anne Marie Kverneland, Søren Thuesen Pedersen and Stig Strøbæk.

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of the Audit Committee and the Nomination Committee. The Board of  Directors, including its committees are now composed as follows:

•	Göran Ando (chairman and chairman of the Nomination Committee)
•	Jeppe Christiansen (vice chairman)
•	Bruno Angelici (member of the Nomination Committee)
•	Liz Hewitt (member of the Audit Committee and the Nomination Committee)
•	Liselotte Hyveled (employee representative)
•	Thomas Paul Koestler
•	Anne Marie Kverneland (employee representative)
•	Helge Lund (member of the Audit Committee)
•	Søren Thuesen Pedersen (employee representative and member of the Nomination Committee)
•	Hannu Ryöppönen (chairman of the Audit Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

For further information Media:
Mike Rulis Ken Inchausti (US)	+45 4442 3573 +1 609 514 8316	mike@novonordisk.com kiau@novonordisk.com
Investors: Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach Daniel Bohsen Lars Borup Jacobsen Jannick Lindegaard (US)	+45 4442 0604 +45 3079 6376 +45 3075 3479 +1 609 786 4575	fdni@novonordisk.com dabo@novonordisk.com lbpj@novonordisk.com jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com Company announcement No 17 / 2014	CVR no: 24 25 67 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 20, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer